Prime Acquisition Corp. Cancels Acquisition of

Yuantong Investment Holdings Limited

Prime Continues Search for Potential Acquisition Target

Shijiazhuang, China – November 23, 2012 – Prime Acquisition Corp. (“Prime”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, today announced that, effective November 21, 2012, it terminated its previously disclosed definitive share exchange agreement with Yuantong Investment Holdings Limited due to an uncured material breach of the agreement.

Prime is continuing its search for a potential acquisition target and will keep its shareholders apprised of its progress.

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the Greater China region. Prime consummated its initial public offering on March 25, 2011, and generated aggregate gross proceeds of $36 million.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Account Executive	Vice President
(212) 836-9610	(212) 836-9606
cyu@equityny.com	aprior@equityny.com